Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Standard & Poor's Research Update entitled " Ultrapar Participacoes S.A. 'BBB-' Rating Affirmed; Outlook Stable"

Global Credit Portal
RatingsDirect®
December 14, 2010

Research Update:
Ultrapar Participacoes S.A. 'BBB-'
Rating Affirmed; Outlook Stable

Primary Credit Analyst:
Reginaldo Takara, Sao Paulo (55) 11 3039-9740;reginaldo_takara@standardandpoors.com

Secondary Contact:
Paula Martins, Sao Paulo (55) 11-3039-9731;paula_martins@standardandpoors.com

Table Of Contents

Overview

Rating Action

Rationale

Outlook

Related Criteria And Research

Ratings List

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837779 | 300043700

Research Update:
Ultrapar Participacoes S.A. 'BBB-' Rating
Affirmed; Outlook Stable

Overview

·	Ultrapar's net debt credit metrics are converging with our expectations, although gross debt remains somewhat high.

·	We affirmed our 'BBB-' long-term corporate credit rating on Ultrapar.

·	We expect Ultrapar to preserve cash reserves and improve gross debt credit metrics gradually in coming years.

Rating Action

On Dec. 14, 2010, Standard & Poor's Ratings Services affirmed its 'BBB-' long-term corporate credit rating on Brazil-based fuel distribution and petrochemical company Ultrapar Participações S.A. (Ultrapar). The outlook is stable.

Rationale

The ratings reflect Ultrapar's resilient results supported by a strong position in fuel and liquefied petroleum gas (LPG) in Brazil, a petrochemical operation that is increasingly focused on specialty chemicals, and a fairly positive position in liquid cargo logistics. Ratings also reflect its stable cash generation and adequate liquidity. Strong competition in fuel distribution, a concentrated base of suppliers, and somewhat high gross debt temper Ultrapar's strengths.

We see Ultrapar's business profile as satisfactory due to its diversified portfolio and relevant market share in each segment. Strong growth in 2010 reflects higher volumes and prices under a more favorable economic environment and increasing synergies with Texaco (acquired in April 2009). In fuel distribution, we believe Ultrapar will continue seeking to improve its market share in Northeast and Midwest Brazil through midsize acquisitions. Ultrapar's profitability in the segment compares well with that of other large players, but competition is particularly intense. In petrochemicals, Oxiteno benefits from a niche position in specialty products, with these accounting for the bulk of its revenues, as opposed to commodity-type, more volatile products. Finally, Ultracargo is concentrating its core business of liquid storage, which is resulting in improved profitability and EBITDA contribution to the group.

We see Ultrapar's financial profile as intermediate. Ultrapar has consistently improved cash flows with the integration of Texaco, with its funds from operations (FFO)-to-adjusted total debt and adjusted total debt-to-EBITDA ratios reaching 30.6% and 3.3x, respectively, in the 12 months ended Sept. 30, 2010. Although gross debt is still somewhat high, Ultrapar's FFO-to-net debt and net debt-to-EBITDA ratios of 68% and 1.5x, respectively,

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Research Update: Ultrapar Participacoes S.A. 'BBB-' Rating Affirmed; Outlook Stable

have been in line with our expectations. The group generates consistent free operating cash flow (FOCF) and we expect that to help it continue reducing gross debt. Ultrapar has raised debt opportunistically to preserve cash reserves. It refinanced in 2010 at adequate cost and tenors relevant debt maturities that originated from acquisition financing in previous years. Even assuming conservative growth and price assumptions, we believe Ultrapar will consistently deleverage in the next years, with FFO-to-adjusted total debt and adjusted total debt-to-EBITDA ratios around 40% and 2.7x, respectively, by 2011. These would be equivalent to FFO-to-net debt and net debt-to-EBITDA ratios of 70% and 1.0x, respectively, in the same period.

Liquidity

Ultrapar's liquidity is adequate. As of September 2010, cash reserves were high at Brazilian reais (R$) 3.0 billion, which is more than enough to face R$1.1 billion of debt maturities coming due through September 2011 and fund capital expenditures and dividend distribution. Still, Ultrapar faces some refinancing in 2012 and 2013, when R$1.2 billion of debentures come due (by December 2012) and R$1.4 billion of loans with Banco do Brasil amortize. We expect Ultrapar to sustain adequate access to bank lines to refinance part of those maturities, while sustaining positive FOCF even with somewhat higher capital expenditures in the next years. Ultrapar currently counts on significant headroom on its debt covenants, because they are calculated over net debt ratios.

Outlook

The stable outlook reflects our expectation that Ultrapar will sustain high cash reserves to cope with some refinancing efforts in 2012 and 2013, while improving operating results with stronger EBITDA and FOCF. A negative rating action could come from weak cash flows due to working-capital mismanagement, competitive pressure in fuel distribution that affects cash generation, or aggressive merger and acquisition activity, all of which lead to weaker cash flows and depleted cash reserves, for instance a gross debt-to-EBITDA ratio of more than 4.0x and a net debt-to-EBITDA ratio of more than 2.0x. A positive rating action depends on lower gross debt, with a gross debt-to-EBITDA ratio of consistently less than 2.0x, assuming operating results remain sound and refinancing risks are low.

Related Criteria And Research

·	Methodology And Assumptions: Standard & Poor's Standardizes Liquidity Descriptors For Global Corporate Issuers, July 2, 2010

·	Criteria Methodology: Business Risk/Financial Risk Matrix Expanded, May 27, 2009

Ratings List

Ratings Affirmed

Ultrapar Participacoes S.A.

Corporate Credit Rating	BBB-/Stable/--

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Research Update: Ultrapar Participacoes S.A. 'BBB-' Rating Affirmed; Outlook Stable

National Scale	brAAA/Stable/--
Senior Unsecured	BBB-

Complete ratings information is available to RatingsDirect subscribers on the Global Credit Portal at www.globalcreditportal.com and RatingsDirect subscribers at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ Pedro Wongtschowski
	Name:	Pedro Wongtschowski
	Title:	Chief Executive Officer

(Standard & Poor’s Research Update entitled “Ultrapar Participacoes S.A. ‘BBB-’ Rating Affirmed; Outlook Stable”)